[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2007 AND 2006

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE YEARS ENDED DECEMBER 31, 2007 and 2006

Contents **Page**

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Automotive Systems Group Production Employees Savings and Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls Automotive Systems Group Production Employees Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Automotive Systems Group Production Employees Savings and Investment 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
May 9, 2008

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2007	2006
Assets		
Investments		
Investment in Master Trust	$ 5,053,388	$ 4,933,472
Participant loans	533,527	630,719
	5,586,915	5,564,191
Receivables		
Employer contributions	63,622	77,573
Participant contributions	16,439	17,386
	80,061	94,959
Net assets available for benefits	$ 5,666,976	$ 5,659,150

See the notes to the financial statements

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2007
Additions		
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$	447,719
Other investment income		242,001
		689,720
Contributions		
Participants		525,860
Employer		63,622
		589,482
Total additions		1,279,202
Deductions		
Deductions from net assets attributed to:		
Distributions and withdrawals		1,207,904
Administrative expenses		10,611
Total deductions		1,218,515
Transfers to other plans, net		(52,861)
Net increase		7,826
Net assets available for benefits, beginning of year		5,659,150
Net assets available for benefits, end of year	$	5,666,976

See the notes to the financial statements.

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN NOTES TO THE FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2007 and 2006

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls Automotive Systems Group Production Employee Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan, formerly the Johns Creek Savings and Investment Plan, is a defined contribution plan adopted effective September 1, 1998 for participation by eligible employees of ASG Production Employees, a Johnson Controls, Inc. (the "Company") production facility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions to the Plan. Each eligible participant's pre-tax contribution may be matched at the discretion of the employer. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions including increases and decreases in value, vests at the rate of twenty percent (20%) per year for each year of employment with the Company.

If employment terminates other than by reason of retirement, death or total permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2007 and 2006, plan assets of $1,085,115 and $717,937, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined-contribution plan. As the Plan's net assets available for benefits are part of a Master Trust, this information is provided in the Statements of Financial Position as of December 31, 2007 and 2006 for the Master Trust (see Note 8).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investment in the Johnson Controls Common Stock Fund and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2007 and 2006, the Plan held 7,870 and 8,836 units, respectively, of the JCI Common Stock Fund at the unit values of $223.74 and $179.04, respectively. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant Net Asset Value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 4.68% and 4.30% for the years ended December 31, 2007 and 2006, respectively. The average yields based on the interest rate credited to participants were 4.71% and 4.35% for the years ended December 31, 2007 and 2006, respectively.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but is not limited to, the plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, any substantive modification of the plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income of the Master Trust is allocated among the participating plans daily based on the Plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2007 and 2006 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2007 for the Master Trust are presented in Note 8.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at both December 31, 2007 and 2006.

At December 31, 2007 and 2006, participant forfeitures of non-vested employer contributions of $14,995 and $18,793, respectively, related to the Plan, were in the Master Trust.

NOTE 3 - INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2007	December 31, 2006
Investments at fair value as determined by quoted market price:		
Fidelity Puritan, 16,757 and 16,732 shares, respectively	$ 318,889	$ 334,144
Fidelity Retirement Government Money Market, 394,749 and 522,182 shares, respectively	394,749	522,182
Barclays Global Investors S&P 500 Index Fund, 13,120 shares	609,569	-
Investments at estimated fair value:		
Johnson Controls Common Stock Fund, 7,870 and 8,836 units, respectively	1,760,868	1,581,956
Investment at contract value:		
Fidelity Fixed Income Fund, 782,548 and 828,951 units, respectively	782,548	828,951
Participant Loans	533,527	630,719

NOTE 3 – INVESTMENTS (continued)

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at fair value as determined by quoted market price:		
Mutual Funds	$	(25,484)
Investments at estimated fair value:		
Common Stock Fund		407,806
Commingled Pool		65,397
		473,203
Net increase in fair value	$	447,719

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving JCI common stock, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7– RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2007 and 2006 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2007 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31, 2007	December 31, 2006
Assets		
Investments at fair value as determined by quoted market price:		
Mutual Funds	$ 1,498,962,673	$ 1,210,415,548
Investments at estimated fair value:		
Common Stock Fund	1,209,585,346	1,018,962,057
Commingled Pool	-	283,875,971
	1,209,585,346	1,302,838,028
Investments at contract value:		
Stable Value Fund		
At fair value	353,026,227	385,384,117
Adjustment from fair value to contract value	(3,633,538)	3,356,662
At contract value	349,392,689	388,740,779
Participant Loans	72,781,121	78,463,477
	422,173,810	467,204,256
Total Assets	$ 3,130,721,829	$ 2,980,457,832

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST (continued)

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2007
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ (9,030,140)
Common Stock Fund	247,957,152
Commingled Pool	28,664,154
	267,591,166
Contributions	
Participants	141,308,378
Employer	74,160,972
	215,469,350
Interest and dividend income	139,334,790
Total additions	622,395,306
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	413,245,562
Administrative fees	704,522
Total deductions	413,950,084
Net increase prior to transfers to other plans	208,445,222
Transfers to other plans, net	(58,181,225)
Net increase	150,263,997
Net assets available for benefits:	
Beginning of the year	2,980,457,832
End of the year	$ 3,130,721,829

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION SAVINGS AND INVESTMENT 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #123, EIN: 39-1510404
DECEMBER 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	(Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Puritan Fund	16,757 shares	$ 318,889
Overseas Fund	3,692 shares	178,670
Fixed Income Fund	782,548 shares	782,548
Low-Priced Stock Fund	1,453 shares	59,748
Retirement Government Money Market	394,749 shares	394,749
Short-Intermediate Government Fund	2,290 shares	22,261
Freedom Income Fund	99 shares	1,131
Freedom 2005	58 shares	679
Freedom 2010	827 shares	12,256
Freedom 2015	5,472 shares	68,230
Freedom 2020	4,205 shares	66,483
Freedom 2025	7,388 shares	97,374
Freedom 2030	6,430 shares	106,228
Freedom 2035	8,470 shares	115,874
Freedom 2040	15,112 shares	147,040
Barclays Global Investors		
S&P 500 Index	13,120 shares	609,569
Midcap Equity Index	8 shares	135
U.S. Debt Index	6 shares	85
Dodge & Cox International Stock	4 shares	174
AIM Small Cap Growth Fund	164 shares	4,925
Artisan Mid Cap Growth Fund	1,541 shares	47,671
Vanguard Primecap Fund	2,323 shares	173,674
JP Morgan Mid Cap Value Fund	2,746 shares	67,354
Wells Fargo Small Company Value	1,390 shares	16,773
*Johnson Controls Common Stock Fund	7,870 units	1,760,868
Investments		5,053,388
*Participant Loans (1)		533,527
Total investments		$ 5,586,915

(1) There were 213 outstanding loans to participants at December 31, 2007, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 4.0% and 8.5%.

* Indicates party-in-interest.

JOHNSON CONTROLS AUTOMOTIVE SYTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN

By:

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 17, 2008

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Automotive Systems Group Production Employee
Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated May 9 2008, relating to the statements of net assets available for benefits of Johnson Controls Automotive Systems Group Production Employee Savings and Investment 401(k) Plan as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of Johnson Controls Automotive Systems Group Production Employee Savings and Investment 401(k) Plan.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 17, 2008

END